

Alon Hochberg

Founder & CEO at Billion Vegans

Israel

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 **Billion Vegans**

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 500+ connections

A serial entrepreneur and angel investor. Founder and CEO/CTO of five companies - Modus, Neteos, Prolify, SeeToo and VMedico - two of which were successfully acquired. A founder and managing partner of TLVAV, an AdTech VC. A founder and managing director of TLVcannabis. An investor and a...

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Experience

 **Founder & CEO**
Billion Vegans
2017 – Present · 1 yr

Founder & Managing Director
TLVcannabis
2014 – Present · 4 yrs

Founder & Managing Director
TLVglobal Holdings
2014 – Present · 4 yrs

Founder & Managing Partner
TLVAV (TLV Advertising Ventures)
2012 – 2013 · 1 yr

Founder & CEO
VMEDICO
2010 – 2012 · 2 yrs

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Skills & Endorsements

Start-ups · 41

Endorsed by **Guy Gamzu and 3 others who are**

Endorsed by **2 of Alon's colleagues at Prolify**



















highly skilled at this

Entrepreneurship · 39

Endorsed by **Daniel Star and 3 others who are highly skilled at this**

Venture Capital · 23

Endorsed by **Daniel Star and 1 other who is highly skilled at this**

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Interests

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